PGIM ETF Trust

655 Broad Street

Newark, New Jersey 07102

December 7 , 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto H. Zapata

Re: PGIM ETF Trust Form N-1A

Post-Effective Amendment No. 28 to the Registration Statement under the Securities Act of 1933; Amendment No. 29 to the Registration Statement under the Investment Company Act of 1940

Securities Act Registration No. 333-222469

Investment Company Act No. 811-23324

Dear Mr. Zapata:

We filed through EDGAR on September 27, 2022, on behalf of PGIM ETF Trust (the "Trust" or the "Registrant") Post-Effective Amendment No. 28 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 29 under the Investment Company Act of 1940, as amended (the "1940 Act") (the "Registration Statement"). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding each of PGIM Market Navigator ETF ("Market Navigator ETF")1, PGIM Jennison Focused Growth ETF ("Focused Growth ETF") and PGIM Jennison Focused Value ETF ("Focused Value ETF") (Market Navigator ETF, Focused Growth ETF and Focused Value ETF, each a "Fund" and together the "Funds") as a new series of the Trust.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") conveyed by telephone to Debra Rubano on November 14, 2022. For your convenience, a summary of the Staff's comments is included herein, and each Fund's responses are keyed accordingly, as set forth below. In addition to other updating changes, including, but not limited to, non-material changes made to the disclosure in each Fund's "Prior

1We note that the Market Navigator ETF has changed its name to "PGIM Portfolio Ballast ETF" and the new name will be reflected in Post-Effective Amendment No. 30, to be filed on or about December 9, 2022. This new name does not impact the objective, strategies, risk factors or policies of the Fund.

The changes have been made.

Historical Performance of Similarly Managed Accounts" section, any changes made in response to the Staff's comments will be reflected in Post-Effective Amendment No. 30 (the "Amendment") to the Registrant's Registration Statement to be filed on or about December 9, 2022 pursuant to Rule 485(b) under the 1933 Act with effectiveness on December 12, 2022. Capitalized terms not otherwise defined herein have the meanings given them in the Amendment. Page numbers referenced herein are those set forth in the Registration Statement.

General

1. Comment: Please apply applicable comments to all the Funds.

Response: The Registrant has applied all applicable comments across all three Funds.

PGIM Market Navigator ETF

2.Comment: In the discussion on the Fund's principal investment strategies, with respect to references to "the subadviser's strategy" and the "subadviser will seek to gain"" and reference on page 4 to "subadviser expects to invest" and "subadviser seeks to capture " please change "the subadviser" to "the Fund". Please make conforming changes throughout.

Response: The changes have been made.

3.Comment: In the discussion on the Fund's principal investment strategies, when referencing a percentage limitation of the "Fund's assets", please clarify whether it is "net" assets or "total" assets.

Response: The changes have been made.

4. Comment: With respect to the disclosure that states: "The Fund's subadviser seeks to capture 60% of the upside of the S&P 500® Index while limiting downside capture to 30% over a market cycle," please rephrase "downside capture" in plain English, and add disclosure explaining what is meant by "market cycle".

.

Response:

5.Comment: With respect to the disclosure that states: "The subadviser seeks to meet these objectives by the strategic design of the Fund's strategy, which benefits from the convex payoff structure of the long call options the strategy uses to gain equity exposure along with U.S. Treasuries and U.S. Treasury futures that reduce downside risk, as well as with portfolio manager judgment to determine equity and fixed income exposures for the Fund", please rephrase the following sentence in Plain English and reconsider simplifying the first part of sentence.

Response: The changes have been made.

6.Comment: Within the "Principal Risks" section in the Summary, the list of risks appear too lengthy for summary section and certain may be duplicative of what is contained in the Item 9 portion of the Prospectus. Please provide a summary of principal risks what is contained in Item 9.

Response: The Funds believe the summary risk disclosure is an appropriate and, therefore, the summary risk disclosure has not been revised in response to this comment. The Funds will continue to evaluate the risk disclosure.

7.Comment: Within the "Principal Risks" section in the Summary, consider deleting the sentence "All investments have risks to some degree.", does not add value to disclosure.

Response: The Funds respectfully decline to make this change.

8.Comment: Consider adding headings Risk Headings to these paragraphs or if they are statements required by Form N-1A, please confirm that supplementally.

You may lose part or all of your investment in the Fund or your investment may not perform as well as other similar investments.

An investment in the Fund is not guaranteed to achieve its investment objective; is not a deposit with a bank; and is not insured, endorsed or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response: The Funds respectfully submit that since this disclosure is already under the heading "Principal Risks" and while the latter disclosure is not required by Form N-1A for these Funds, the Funds respectfully decline to make this change

9.Comment: With respect to the Fund's principal risk disclosure, we note that the principal risks appear in alphabetical order. Please consider ordering the risks in order of priority and not alphabetically.

Response: We respectfully decline to make this change. The sections of the Fund's prospectus disclosing principal risks comply with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principal risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund's Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

10.Comment: Performance – Please explain supplementally what the benchmark will be against which the Fund's Performance will be measured.

Response: The Fund's primary performance benchmark will be the S&P 500 Index and secondary performance benchmark will be a Custom Index consisting of 60% S&P 500 Index and 40% Bloomberg Intermediate U.S. Treasury Index.

11. Comment: Please confirm whether "Short Sales" is part of the principal investment strategy of the Fund, and if so, confirm that related expenses (dividends paid on shares sold short) are included in "Other Expenses" line item in the Fee Table.

Response: Short sales are not currently a principal investment strategy of the Fund. However, the subadviser may short equity and Treasury futures in order to maintain target exposures in the event of large market dislocations or fund flows.

12.Comment: With respect to the disclosure in the chart covering "Principal and Certain Non- Principal Strategies: Investment Limits", please separate the chart into Principal & Non-Principal Strategies. Confirm also that this chart matches the principal investment strategy section of the Summary (i.e., that a principal investment strategy listed in this section is also listed in Summary and corresponding risk disclosure is included).

Response: The change has been made. The Funds confirm that any principal investment strategy included in the chart of each Fund is discussed in the summary prospectus and has a corresponding risk factor.

13.Comment: With respect to the disclosure in section "Prior Historical Performance of Similarly Managed Accounts", please include an explanation as to why a 10-year performance return is not included or consider adding such information, if available.

Response: The Fund has added the 10-year performance return to this section.

PGIM Jennison Focused Value ETF

14.Comment: With respect to disclosure that states: "The Fund's subadviser selects investments for the Fund using a proprietary combination of bottom-up fundamental research and systematic portfolio construction to build a portfolio of high-conviction stocks reflecting the views of the subadviser". Please define and explain "high-conviction" in plain English.

Response: An explanation of "high-conviction" has been added to the disclosure.

15.Comment: With respect to disclosure that states: "As a result of these processes, the subadviser seeks to construct a portfolio of companies that have one or more of the following characteristics – attractive valuation metrics that are unique to that business, high levels of durability and sustainability of the business, good business models that are being mispriced, high returns on assets and/or equity, high free cash flow yields, management teams that are willing to make changes, and/or something operationally wrong that can be fixed or is temporary", please define and explain "valuation metrics".

Response: An explanation of "valuation metrics" has been added to the disclosure.

16.Comment: With respect to disclosure that states: "The Fund also may invest in high yield debt obligations that at the time of investment are rated below investment grade by a nationally recognized statistical rating organization ("junk bonds") or that are unrated but judged to be of comparable quality by the subadviser", if such investment in junk bonds is part of the Fund's Principal Investment Strategy, please also include in the Risk Return Section in the Summary Prospectus.

Response: Investing in junk bonds is not currently a principal investment strategy of the Fund and accordingly, no corresponding risk factor has been added to the Summary Prospectus.

Part C

17.Comment: Please hyperlink Item 28(c) to the "Agreement and Declaration of Trust and By- Laws."

Response: The hyperlink has been added.

* * *

Sincerely yours,

/s/ Debra Rubano Debra Rubano

Vice President and Corporate Counsel